UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 11, 2019, Yuxia Jia tendered her resignation for personal reasons as the Chief Financial Officer (“CFO”) of ReTo Eco-Solutions, Inc. (the “Company”), effective immediately. The decision was by mutual agreement between Ms. Jia and the Company and is not related to a dispute or disagreement with the Company or related to the Company’s financial condition, operating results, financial disclosure or accounting practices. In addition, the Company’s Board of Directors appointed Ms. Jia as Senior Assistant to the Chairman of the Board of Directors effective immediately.

On June 11, 2019, the Company’s Board of Directors appointed Mr. Bin Li, age 51, the Company’s then acting Finance Manager, to succeed Ms. Jia as the Company’s CFO. Prior to joining the Company, Mr. Li was the CFO of China Merchants Union Group Co., Ltd. From March 2005 to March 2009 he was the General Manger of China Business Network. Mr. Li’s other work experience includes: Deputy General Manager and Chief Financial Officer of China Business Network; Finance Department Manager of China Business Network; Finance Department Manager of Beijing Weisate Satellite Information Network Co, Ltd.; Manager of Finance and Credit Department of Beijing Overseas Chinese Building; and, Accounting Supervisor of China Staff International Travel Agency. Mr. Li attended Continuing Education College of Beijing Normal University obtaining his junior college degree in 1997.

The Company entered into an employment agreement with Mr. Li on April 1, 2019, providing for Mr. Li to serve as the Company’s Finance Manager and an amendment to the employment agreement dated June 11, 2019 to change Mr. Li’s position to CFO (collectively the “Employment Agreement”). Mr. Li is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 240,000 (approximately $36,000). The Employment Agreement is for an initial term of three years and is subject to renewal.

Additionally, the Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Bin Li Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: June 17, 2019

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